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                                                                 Exhibit 23(a)

                       Consent of Independent Auditors


We consent to the reference to our firm under the caption "Experts" in the
Registration Statement (Form S-3, No. 333-   ) and related Prospectus of Parkway
Properties, Inc. for the registration of shares of its common stock, preferred shares, preferred shares represented by depository shares and unsecured convertible debt securities with an aggregate public offering price of up to $100,000,000 and to the incorporation by reference therein of our report dated March 25, 1996, with respect to the consolidated financial statements of The Parkway Company (Parkway Properties, Inc.'s predecessor) included in its Annual Report (Form 10-KSB) for the year ended December 31, 1995, filed with the Securities and Exchange Commission.


                                        ERNST & YOUNG LLP

Jackson, Mississippi
November 19, 1996